Exhibit 12.1
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Year Ended December 31,
	2013	2012	2011	2010(1)	2009
Earnings:
Income (loss) before extraordinary gains (losses)(2)	$83,982	$17,220	$(16,855)	$(14,018)	$(72,022)
Add:
Total interest expense	95,145	107,689	123,662	137,861	24,845
Benefit for federal income taxes(3)	(45,415)	—	(90)	(82)	(985)
(Gains) losses from partnership investments(4)	(518)	(120)	(81)	74	6,735
Capitalized interest	1	1	1	—	4
Earnings (loss), as adjusted	$133,195	$124,790	$106,637	$123,835	$(41,423)
Fixed charges:
Total interest expense	95,145	107,689	123,662	137,861	24,845
Capitalized interest	1	1	1	—	4
Total fixed charges	$95,146	$107,690	$123,663	$137,861	$24,849
Ratio of earnings to fixed charges	1.40:1	1.16:1	0.86:1	0.90:1	—
(Surplus) deficiency	(38,049)	(17,100)	17,026	14,026	66,272
__________

(1)
In 2010, we adopted accounting standards related to the “Transfers of Financial Assets and Consolidation of Variable Interest Entities” that had a significant impact on the presentation and comparability of our consolidated financial statements due to the consolidation of the substantial majority of our single-class securitization trusts and the elimination of previously recorded deferred revenue from our guaranty arrangements. While some line items in our consolidated statements of operations and balance sheet were not impacted, others were impacted significantly, which reduces the comparability of our results for 2013, 2012, 2011 and 2010 with the results in prior years.

(2)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.

(3)
In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.

(4)	Includes amortized capitalized interest related to our partnership investments of $1 million and $11 million for the years ended December 31, 2010 and 2009, respectively.